EXHIBIT 4.2

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia's disclosure obligations under Italian law.

TIM: FULL-YEAR 2004 RESULTS APPROVED

CONSOLIDATED GROUP REVENUES UP 9.5%,

 CONSOLIDATED GROSS OPERATING RESULT UP 10%

TIM SPA DOMESTIC ITALIAN NET INCOME EXCEEDS 2.8 BILLION EURO, UP 21.5% COMPARED TO 2003

BRAZIL: 13.6 MILLION LINES, UP 63.6% COMPARED TO 2003

REVENUES EXCEED 1.8 BILLION EURO, UP 43% (49.9% AT EQUIVALENT EXCHANGE RATES)

TELECOM ITALIA-TIM INTEGRATION MOVES AHEAD

RECOMMENDED DIVIDEND 10 % HIGHER AT 0.2825  EURO PER ORDINARY SHARE AND    0.2945 EURO PER SAVINGS SHARE

TIM Group

•

Revenues: 12,900 million euros, up 9.5% compared to full-year 2003 (10.9% at equivalent exchange rates). International revenues up 27.4% compared to 2003; Brazil up 43% compared to 2003 (49.9% at equivalent exchange rates)

•

Gross operating profit: 6,052 million euro, up 10.0% (10.7% at equivalent exchange rates)

•

Operating income: 4,073 million euro, up 7.6% (7.5% at equivalent exchange rates)

•

Profitability: GOP/Revenues 46.9%, Operating income/Revenues 31.6%

•

Net income pertaining to Parent Company TIM : 2,353 million euro (2,342 million euro for 2003). Excluding non-recurring items (contingent assets arising from cancellation of the telecommunications contribution and write-downs) occurring in the years under examination, profits up 7.5%

•

Net financial position: cash for 317 million euro (934 million euro at 2003) after the distribution of 2,222 million euro in dividends and 2,490 million euro funding for industrial investments

•

Free Cash Flow from operations: 3,974 million euro (3,746 million euros for 2003)

•

Total number of lines supplied: 53.8 million, up 20.9% compared to 2003. Lines in Brazil now 13.6 million (up 63.6% compared to year-end 2003)

TIM S.p.A.

•

Revenues: 9,943 million euro, up 5.0% compared to 2003. Revenues from VAS (Value-added Services) equal to 1,256 million euro (+22.2%), corresponding to 13.4% of revenues from services (up 2 percentage points compared to 2003)

•

Gross operating profit: 5,347 million euro, up 6.2%

•

Operating income: 4,147 million euro, up 7.4%

•

Profitability: GOP/Revenues 53.8%, Operating income/Revenues 41.7%

•

Net income: 2,822 million euro, up 21.5%

•

Lines: 26.3 million (excluding 688,000 “silent lines”), confirming TIM’s domestic market leadership

Milan, February 24, 2005 – At today’s meeting, the TIM (Telecom Italia Group) Board of Directors ,  chaired by Carlo Buora, examined and approved the 2004 results, as submitted by CEO Marco De Benedetti, consisting of the report on operations, 2004 draft accounts, and the consolidated balance sheet at December 31, 2004. The accounting data are currently undergoing an external audit.

TIM Group results

Consolidated revenues amounted to 12,900 million euros, after recording a 9.5% increase compared to full-year 2003 and confirmed the growth targets set for domestic and international business. Excluding exchange rate fluctuations, growth amounted to 10.9%.

Revenues from international operations amounted to 2,995 million euro, 27.4% up on the full-year 2003 figures (36.1% at equivalent exchange rates). Revenues in Brazil amounted to 1,818 million euro (43% growth compared to full-year 2003, 49.9% growth at equivalent exchange rates).

Fourth quarter performance confirmed the positive growth trend as consolidated revenues rose to 3,401 million euro, 8.1% compared to the 2003. Revenues in Brazil rose 42.2%, or 49.4% at equivalent exchange rates.

Gross operating profit (GOP) was equal to 6,052 million euro, a 10.0% rise compared to full-year 2003 (+10.7% at equivalent exchange rates). GOP corresponded to 46.9% of revenues (46.7% for 2003), as the Group continued to make efficiency and productivity gains due to a careful management costs.

Fourth quarter GOP was equal to 1,478 million euro, 9.9% up on the full-year 2003 figure.

Operating income grew by 7.6% compared to full-year 2003 to 4,073 million euro (+7.5% at equivalent exchange rates), corresponding to 31.6% of revenues (32.1% for 2003). The result was affected by the start of the TIM SpA UMTS license amortization at Group level (134 million euro, corresponding to approximately one percentage point of the operating income/revenues ratio).

Fourth-quarter operating income reached 944 million euro, a 12.1% improvement compared to full-year 2003.

Consolidated net income (post minorities) was equal to 2,353 million euro, an 11 million euro increase compared to full-year 2003.

This result was boosted by non-recurring items worth 209 million euro net of fiscal impacts. The figure included 109 million euro associated to the release of provisions no longer required as previously  allocated to risk provisions for the equity interest in TIM Celular, and 132 million euro from contingent assets arising out of the establishment of a restitutory credit regarding payments made in 2000 for the telecommunications levy owed for operations during the 1999 financial year.

The 2003 result also benefited from non-recurring items worth 348 million euro net of fiscal impacts: 334 million euro in contingent assets arising from the cancellation of accrued charges as at 2002 year-end for the telecommunications levy, and 14 million euro in equity portfolio holding write-downs.

Excluding non-recurring items, the TIM parent company share of underlying net income registered a   7.5% growth.

Free Cash Flow from operations (operating income + amortization and depreciation/technical investments, net of the change in operating working capital) was equal to 3,974 million euro, an increase of 228 million euro compared to full-year 2003, following the allocation of 2,490 million euro to industrial investments.

The net financial position posted cash for 317 million euro, a 617 million euro decrease compared to  2003 year-end (934 million euro) following the distribution of 2,222 million euro in dividends and the payment of 2,169 million euro in taxes.

Compared with September 30, 2004, the net financial position showed a 257 million euro improvement. This was the result of cash flow generated from operations (fourth-quarter free cash flow from operations was equal to 1,145 million euro, up 533 million euro on the fourth quarter of 2004), which more than compensated for tax payments of 857 million euros made during the period.

The TIM Group supplied a total of 53.8 million mobile lines, 20.9% more than at 2003 year-end. A total of 13.6 million lines were supplied in Brazil (8.8 million of which are GSM), 5.3 million more than at 2003 year-end.

TIM S.p.A. results

The full-year 2004 results achieved the established business targets, including increased operating profitability. In detail:

Revenues amounted to 9,943 million euro, up 5.0% compared to the full-year 2003 figure. Core business growth rates continued their positive trend (+2.9%), while Value Added Services (VAS) made a significant 1,256 million euro contribution, up 22.2% (corresponding to 13.4% of revenues from services, compared to 11.4% for 2003).

Fourth-quarter revenues amounted to 2,562 million euro (up 2.9% compared to the fourth quarter of 2003), of which 329 million euro from VAS (up 15.4%).

ARPU in 2004 (average monthly revenue per user excluding visitors) was 29 euros, a 3.0% rise compared to full-year 2003. VAS ARPU reached 3.90 euro (up 19.4% compared to full-year 2003).

The performance was driven by increased voice traffic consumption (TIM customer traffic minutes were up by 5.8% compared to the full-year 2003 figure), and by the growth of VAS services, as a result of effective sales and continuous service and content innovation.

Fourth-quarter ARPU amounted to 29 euro (up 2.1%), of which 4 euro from VAS (up 11.2%).

Gross operating profit (GOP) amounted to 5,347 million euro, posting 6.2% growth compared to full-year 2003. This amounted to 53.8% of revenues, an improvement on the full-year 2003 figure of 53.2% following careful management of costs and the efficient allocation of resources to investments.

Fourth-quarter GOP amounted to 1,271 million euro (up 3.3% compared to full-year 2003), corresponding to 49.6% of revenues (49.4% for the fourth-quarter of 2003).

Operating income was 4,147 million euro, a 7.4% rise on full-year 2003, corresponding to 41.7% of revenues, about one percentage point higher than in 2003 (40.8%), despite higher levels of depreciation  due to the development of technology infrastructure.

Fourth-quarter operating income amounted to 946 million euro (up 5.8% compared to the fourth quarter of 2003).

Net income for 2004 grew by 21.5% to 2,822 million euro, 500 million euro more than for the full-year 2003 accounts. This result benefited from:

o

 an extraordinary net gain of 150 million euro, consisting of the write-back of amortization on the UMTS license recorded in 2002 and 2003 solely for tax-deduction purposes,

o

the raising of a restitutory credit of 132 million euro referring to the 1999 financial year for the payment of the telecommunications levy in 2000.

Excluding non-recurrent items in the years under comparison, profits grew by 6.8%.

Industrial investments amounted to 1,469 million euro, a rise of 275 million euros compared to full-year 2003, following an accelerated roll out of the innovative services technology infrastructure (Edge and UMTS investments equalled 515 million euro).

Free Cash Flow from operations was equal to 4,127 million euro, 74 million euro down on the full-year 2003 accounts, which included 180 million euro in VAT credits acquired through the incorporation of the BLU SpA company.

The net financial position posted cash for 803 million euro, down 615 million euro compared to 2003 year-end (1,418 million euro), following the distribution of 2,200 million euro in dividends and the payment of 2,061 million euros in taxes.

Compared with September 30, 2004, the net financial position showed a 298 million euro improvement. This was the result of cash flow generated from operations (fourth-quarter free cash flow from operations was equal to 1,089 million euro, up 297 million euro on the fourth quarter of 2004), which more than compensated for tax payments of 822 million euros made during the period.

TIM confirmed its position as Italy’s domestic market leader with 26.3 million lines. This figure does not include 688 “silent lines”, in order to ensure greater consistency between the number of lines managed and business development.

At 2004 year-end TIM S.p.A. employed 10,424 people, 401 more than at year-end 2003. The increase reflects the insourcing of software planning and implementation for business development purposes.

Results of the TIM Group’s principal foreign subsidiaries and associated companies

BRAZIL (average real/euro exchange rate: 0.274776607)

Significant investments and efforts continued to focus on the GSM network rollout in the fourth quarter.  The development of the GSM technology makes TIM Brasil Group the only carrier with nationwide coverage, with a national network based on a single transmission technology – a feature that is highly attractive for customers. The TIM Brasil Group is Brazil’s number one GSM carrier, supplying 8.8 million GSM lines at year-end 2004. A major commercial drive continues to expand the customer base, while economic performance continues to improve in a market characterized by fierce competition and pressure on margins.

The company supplied 13.6 million lines at year-end 2004 (65% of which are GSM), an increase of 5.3 million. TIM has a 20.7% market share.

TIM Brasil Group revenues amounted to 6,617 million reais, an increase of 49.9% compared with 2003.

Consolidated gross operating profit (GOP) was equal to 1,314 million reais, after registering 150% growth compare to 2003. This result underlines the Group’s attention to achieve growth that enhances profitability.

Consolidated operating income was equal to -358 million reais (-677 million reais for 2003). This improved result was achieved despite an increased level of depreciation associated to the rollout of network infrastructure and business support platforms.

Fourth-quarter operating income amounted to -40 million reais, a 210 million reais improvement on the full-year 2003 figure.

A total of 2,980 million reais was spent on industrial investments over the year (1,999 million reais in 2003).

Results breakdown of TIM Brasil Group’s main operating companies

TIM Celular

Revenues amounted to 2,854 million reais, up sharply compare to 2003 (+126.9%).

The gross operating loss of 115 million reais was a significant improvement on the 2003 result (an 833 million reais gross operating loss). After breaking even in the third quarter, the company registered a fourth-quarter gross operating profit of 12 million reais.

Operating income posted a -912 million reais loss, which was an improvement on the previous year (-1,278 million reais for 2003), notwithstanding higher depreciation costs on ongoing industrial infrastructure development.

At 2004 year-end the company supplied 5.5 million lines, a 123.3% increase compared to 2003 year-end.

TIM Participacoes Group

Revenues amounted to 2,706 million reais, a rise of 18.6% compared to full-year 2003.

Gross operating profit (GOP) was 1,150 million reais, 15.6% higher than for 2003, corresponding to 42.5% of revenues (43.6% for 2003).

Operating income amounted to 594 million reais (524 million reais for 2003).

At year-end 2004 the company supplied 5.7 million lines, a 33.8% increase on 2003 year-end.

Maxitel

Revenues amounted to 1,076 million reais, 20.9% higher than in 2003 driven in part by an expanded customer base (up 50.6% compared to year-end 2003).

Gross operating profit (GOP) amounted to 270 million reais (316 million reais for 2003), corresponding to 25.1% of revenues. This figure was affected by ongoing commercial expenses oriented towards countering increased competitive pressure, and to sustain GSM market growth.

Operating income amounted to a 26 million reais loss, in part owing to higher depreciation associated with GSM technology infrastructure development.

The company supplied 2.4 million lines at year-end 2004, 50.6% more than at year-end 2003.

PERU (average nuevo sol/euro exchange rate: 0.235640093)

TIM Peru

At year-end the company supplied 1.1 million lines to its customer base, up by 479,000 on year-end 2003 (76.9%). Market share also increased, to around 27% (compared to 22% in 2003).

Revenues amounted to 701 million nuevo soles, a rise of 39.6% compared to 2003, driven by customer base expansion.

Higher revenues associated to effective cost control resulted in a gross operating profit (GOP) of 156 million nuevo soles (corresponding to 22.3% of revenues), compared to a GOP of 26 million nuevo soles in 2003.

Operating income amounted to -22 million nuevo soles, a sharp improvement on the 2003 figure of -128 million nuevo soles.

VENEZUELA (bolivar/euro spot exchange rate* 0.000382375)

*the company applies accounting principles specifically for high inflation countries

Corporación Digitel

At year-end 2004 the company supplied 1.4 million lines, an increase of 215,000 customers compared to year-end 2003 (+18.6%).

Revenues amounted to 453,786 million bolivares, up 51.9% compared to 2003. Growth was sustained by an enhanced customer base and greater usage of voice and VAS services.

Gross operating profit (GOP) amounted to 141,599 million bolivares, up 57% compared to full-year 2003; this corresponded to 31.2% of revenues.

Operating income amounted to 30,046 million bolivares (-19.702 million bolivares for 2003).

GREECE

TIM Hellas

The company continued its efforts to combat increasing competitive pressure while strengthening its positioning through innovative technology and offers. Additional spending on commercial drives impacted income and profitability over the year, as results dipped below the 2003 figures (GOP corresponded to 31.5% of revenues, compared to 35.7% in 2003).

Revenues amounted to 838 million euro, 4.1% higher than in 2003. Higher revenues from services were driven by new commercial offerings, offsetting lower revenues from incoming calls as a result of two separate realignments of fixed/mobile traffic tariffs (31% lower than in 2003).

Gross operating profit (GOP) was 264 million euro (287 million euro for 2003), corresponding to around 31.5% of revenues.

Operating income amounted to 127 million euro (166 million euro for 2003). This result was influenced by UMTS license amortization starting from January 2004.

At year-end 2004 the company’s customer base extended to 2.3 million lines, corresponding to aproximately 21% of the market.

TURKEY (associated company)

AVEA Iletesim Hizmetleri A.S

The company is currently integrating the operations of former carriers Aria/Is TIM and Aycell.

At year-end, Avea supplied 4.8 million lines (excluding around 0.8 million silent lines), corresponding to about a 14% market share.

*   *   *

The TIM Board of Directors has empowered the Chairman and CEO to convene a Shareholders’ Meeting in ordinary session, by adding the meeting to the agenda for the Extraordinary Shareholders’ Meeting previously convened in Rozzano (Milan) on April 5, 2005, on first call, and, if necessary, April 6 on second call, to pass a resolution regarding the proposal to merge TIM through incorporation into Telecom Italia.

The Board also resolved to recommend to the Shareholders’ Meeting the distribution of a dividend, prior to any applicable withholding taxes, corresponding to 0,2825 euro per ordinary share and 0,2945 euro per savings share.

The dividend shall be paid out from April 21, 2005, ex-coupon on April 18, 2005.

The Shareholders’ Meeting shall also appoint the Board of Directors and the Board of Auditors, under a list voting system. In view of the merger by incorporation of TIM into Telecom Italia, which is being submitted for approval at the Shareholders’ Meeting in extraordinary session, appointee directors and auditors shall remain in office until the merger takes effect, which is expected to be late June 2005.

*   *   *

Merger plan implementation continues: decisions taken on company division to be spun off and TIM Italia capital increase

The company division responsible for the domestic Italian mobile communications business was today spun off and transferred to the TIM Italia S.p.A company, which was founded in a resolution passed by the TIM Board of Directors on January 23, 2005.

The spin-off is a key step in reorganizing the group led by Telecom Italia following the public tender offer brought by Telecom Italia for TIM ordinary and savings shares, which concluded on January 21, 2005, prior to the merger by incorporation of TIM into Telecom Italia, pursuant to articles 2501 and following in the Italian civil code, and expected to come into effect by the end of June this year. Following the spin-off and until the merger takes legal effect, TIM shall maintain control over TIM Italia and TIM International NV, the holding company for equity stakes in mobile carriers operating outside Italy. Once the merger is completed, Telecom Italia shall acquire full ownership of TIM Italia and TIM International NV share capital.

The spin-off has been undertaken by transferring the company division responsible for TIM’s domestic Italian mobile communications business to TIM Italia, which was founded on December 29, 2004 by TIM, and is a wholly owned TIM subsidiary.

The TIM Italia Board of Directors has appointed Carlo Buora as Chairman and Marco De Benedetti as CEO, empowering them to perform managerial functions.

Subject to completion of the authorization process currently underway at the Ministry of Communications, the transfer entails TIM Italia taking over TIM’s licences for the provision of mobile telephony in Italy. The transfer also entails TIM Italia taking over all usage rights (including those provisionally allocated to TIM at the date on which the company division was transferred) to numbering and/or wireless frequencies which have already been granted, licences, general authorization, and specific authorizations resulting from announcements arising from the start-up of operations.

Company registration requirements and disclosure to the competent authorities began on December 29, 2004. Pursuant to Article 25, subsection 8 of Decree Law no. 259/2003, TIM has informed the Ministry of Communications of its intention to start the transfer to TIM Italia. The authorization process is expected to be completed by the end of February. The spin-off is likely to become effective from March 1, 2005 onwards following registration on the Milan Register of Companies.

Details of the company division being spun off

The company division being spun off has been valued in accordance with the balance sheet situation at year-end 2004, as stated in the draft accounts that were approved today. The valuation includes all assets, liabilities and legal relations in any way associated with or regarding the Italian domestic mobile communications business undertaken by TIM on the date that the transfer becomes effective. It specifically includes all long-term or freelance contract employment managed by TIM.

The company division being transferred as per the balance sheet situation at year-end 2004 specifically includes:

Assets with a book value of 7,721 million euros constituted by:

-        all tangible assets equal to 2,196 million euros;

-         all intangible assets equal to 3,364 million euros;

-         all trade receivables amounting to approximately 1,349 million euros;

-         other receivables and prepaid expenses/accrued income worth 768 million euros;

-         financial credits and cash on hand worth 24 million euros;

-        inventory worth 20 million euros;

liabilities with a book value of 3,781 million euros constituted by:

-         accounts payable through trade, accounts payable through long-term or freelance employment relations, and accruals and deferred income worth 3,405 million euros

-         the employees’ severance pay fund worth 105 million euros;

-         provisions for risks and charges associated with the business transferred worth 134 million euros;

-         deferred tax provisions worth 137 million euros.

The net equity book value of the business being transferred valued as at year-end 2004 amounted to approximately 3,940 million euros.

Pursuant to article 176, subsection 1 of the Italian Consolidated Tax Code adopted by Presidential Decree no. 917 on December 22, 1986, the spin-off is a tax neutral operation, and as such does not generate any capital gains or losses. In consequence, TIM Italia is to take over TIM’s tax standing in regard to the assets and liabilities transferred.

The company division being transferred does not include the following assets and liabilities at the date that the spin-off becomes effective. The assets and liabilities concerned are predominantly associated with international business and entered into the TIM 2004 draft accounts at the following values: (i) TIM’s equity interest in TIM International N.V., with a book value of 4,587 million euros, inclusive of payments for future capital increases; (ii) 211 million euros in provisions for risks and charges principally regarding guarantees made on behalf of foreign affiliates; (iii) 395 million euros in guarantees issued and received for international division business and entered onto the memorandum accounts; (iv) 587 million euros in advance taxation pertaining to international assets; (v) the balance of the giro account with Telecom Italia at its value on the date that the company division is transferred, which at December 31, 2004 amounted to 633 million euros; (vi) sundry other items of a financial and fiscal nature.

TIM Italia capital increase

For the purposes of the transfer to TIM Italia, on January 12, 2005, at TIM’s request, the President of the Court of Milan appointed Claudio Pastori, Certified Public Accountant, as an expert to draft a sworn appraisal report on the company division under transfer, pursuant to article 2343 of the Italian civil code.

In service of the spin-off, having taken note of the expert sworn appraisal report, the TIM Italia Extraordinary Shareholders’ Meeting today passed a resolution to increase the company capital, pursuant to and as a result of article 2440 of the Italian civil code, from 120,000.00 euros to 413,552,203.00 euros, with a share premium of 3,526,576,691.59, through the issue of 413,432,203 shares of par value one euro each, a share premium of 8.53 euros, cum-coupon, to be released exclusively through the transfer in kind of the company division being spun off.

On completion of the transfer of the company division being spun off, TIM Italia shall become the lead player on Italy’s mobile communications market and, as part of the Telecom Italia Group, the focus for the mobile business sector.

* * *

Financial statements (Statement of Income, Balance Sheet and Statement of Cash Flows) are attached below.

Telecom Italia Media Relations

TIM press office

Tel. +39 06 3688 2499/2610

www.tim.it

www.telecomitalia.it/stampa_uk

Investor Relations TIM: +39 06 3900 3798
www.investor.tim.it

TIM GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euro)		Financial Year 2004 (a)	Financial Year 2003 (b)	Absolute change (a) - (b)
A. (Net borrowings)/net liquid assets at the beginning of the period		**934**	**(1.922)**	**2.856**
Operating income for the year		4.073	3.786	287
Amortization and depreciation of intangibles and fixed assets		1.809	1.542	267
Investments in intangibles and fixed assets (1)		(2.490)	(1.957)	(533)
Proceeds from ordinary divestments of intangibles and fixed assets		8	6	2
Change in operating working capital and other changes		574	369	205
B. Operating free cash flow		**3.974**	**3.746**	**228**
Long-term investments and consolidation differences (1)		(112)	(60)	(52)
Proceeds from sale, or redemption value, of other intangibles, fixed assets and long-term investments		64	58	6
Change in non-operating working capital and other changes (2)		(2.478)	(459)	(2.019)
C.		**(2.526)**	**(461)**	**(2.065)**
D. Net cash flows before distribution of dividends/reserves and contributions by shareholders	**(B+C)**	**1.448**	**3.285**	**(1.837)**
E. Distribution of dividends/reserves		**(2.222)**	**(429)**	**(1.793)**
F. Contributions by shareholders		**157**	**0**	**157**
G. Change in net borrowings	**(D+E+F)**	**(617)**	**2.856**	**(3.473)**
H. (Net borrowings)/net liquid assets at the end of the period	**(A+G)**	**317**	**934**	**(617)**

The change in net financial borrowings is as follows:

(in millions of Euro)	Financial Year 2004	Financial Year 2003
Increase (decrease) in medium/long-term debt	(200)	(222)
Increase (decrease) in net short-term borrowings	817	(2.634)
Total	**617**	**(2.856)**

(1) Total capital requirements for investments are broken down as follows:

(in millions of Euro)	Financial Year 2004	Financial Year 2003
Industrial investments:		
.. other intangible assets	869	713
.. fixed assets	1.621	1.244
Consolidation differences	95	7
Long-term investments	17	53
Capital requirements for investments	**2.602**	**2.017**

(2) The item is as follows:

(in millions of Euro)	Financial Year 2004	Financial Year 2003
Net financial income (expenses)	(11)	8
Income taxes payments	(2.169)	(490)
Net extraordinary income (expenses) and other	(298)	23
Change in non-operating working capital and other changes	**(2.478)**	**(459)**

TIM S.p.A.

STATEMENT OF CASH FLOWS

(in millions of Euro)		Financial Year 2004 (a)	Financial Year 2003 (b)	Absolute change (a) - (b)
A. (Net borrowings)/net liquid assets at beginning of the year		**1.418**	**(1.492)**	**2.910**
Operating income for the year		4.147	3.863	284
Amortization and depreciation of intangibles and fixed assets		1.140	1.083	57
Investments in intangibles and fixed assets (1)		(1.469)	(1.194)	(275)
Proceeds from ordinary divestments of intangibles and fixed assets		2	32	(30)
Change in operating working capital and other changes		307	417	(110)
B. Operating free cash flow		**4.127**	**4.201**	**(74)**
Long-term investments (1)		(509)	(543)	34
Proceeds from sale/redemption value of other intangibles, fixed assets and long-term investments		8	5	3
Change in non-operating working capital and other changes (2)		(2.190)	(343)	(1.847)
C.		**(2.691)**	**(881)**	**(1.810)**
D. Net cash flows before distribution of income/reserves and contribution by shareholders	**(B+C)**	**1.436**	**3.320**	**(1.884)**
E. Distribution of dividends/reserves		**(2.200)**	**(410)**	**(1.790)**
F. Contributions by shareholders		**149**	-	**149**
G. Change in net borrowings	**(D+E+F)**	**(615)**	**2.910**	**(3.525)**
H. (Net borrowings)/net liquid assets at end of the year	**(A+G)**	**803**	**1.418**	**(615)**

The change in net financial borrowings is as follows:

(in millions of Euro)	Financial Year 2004	Financial Year 2003
Increase (decrease) in medium/long-term debt	-	-
Increase (decrease) in net short-term borrowings	615	(2.910)
Total	**615**	**(2.910)**

(1) The total capital requirements for investments are broken down as follows:

(in millions of Euro)	Financial Year 2004	Financial Year 2003
Industrial investments:		
.. intangible assets	695	562
.. fixed assets	774	632
Long-term investments	509	543
Capital requirements for investments	**1.978**	**1.737**

(2) The item is broken down as follows:

(in millions of Euro)	Financial Year 2004	Financial Year 2003
Net financial income (expense)	31	1
Income taxes payments	(2.061)	(360)
Extraordinary items and other items	(161)	16
Change in non-operating working capital and other changes	**(2.191)**	**(343)**